UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.


                                  Form 10-SB/A

              General Form for Registration of Securities of Small
               Business Issuers under Section 12(b) or (g) of the
                         Securities Exchange Act of 1934

                            Echelon Acquisition Corp.
              (Exact Name of Small Business Issuer in its Charter)

        Delaware                       6770
(State of Incorporation)        (Primary Standard          (IRS Employer ID No.)
                                Classification Code)

          11863 Wimbledon Circle, #418, Wellington, Florida     33414
        (Address of Registrant's Principal Executive Offices) (Zip Code)

                                 (413) 831-2552
             (Name, Address and Telephone Issuer's telephone number)

        Securities to be Registered Under Section 12(b) of the Act: None

          Securities to be Registered Under Section 12(g) of the Act:

                                  Common Stock
                                 $.001 Par Value
                                (Title of Class)



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                           Echelon Acquisition Corp.
                         11863 Wimbledon Circle, #418
                           Wellington, Florida 33414


VIA EDGAR

October 19, 2004

Attn: Ms. Goldie Walker
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:    Echelon Acquisition Corp. (the "Registrant")
       Registration Statement on Form 10SB12G filed on 10/07/04
       File No. 0-50977

Dear Ms. Walker:

This letter confirms to the Commission that the above-referenced Registrant is a newly formed entity incorporated in the State of Delaware on July 27, 2004. The Registrant is a different entity of a company which bears the same name that had also filed a registration statement with the Commission.

The Registrant further confirms to the Commission that the Registrant has no affiliation or connections of any nature, with the individuals or entities of the prior company bearing the same name.

Sincerely yours,

ECHELON ACQUISITION CORP.


/s/ Soloman Lam
-----------------------------
Soloman Lam
President